SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-32242

Domino's Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino's Pizza, Inc.

30 Frank Lloyd Wright Drive
Ann Arbor, Mi 48106

(Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices)

(734) 930-3030

(Registrant's telephone number, including area code)

plante moran

Plante & Moran, PLLC
Suite 400
1000 Oakbrook Drive
Ann Arbor, MI 48104
Tel: 734.665.9494
Fax: 734.665.0664
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
Domino's Pizza 401(k) Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Domino's Pizza 401(k) Savings Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2008 and 2007 and the changes in net assets for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of expressing an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Ann Arbor, Michigan
June 11, 2009

Domino's Pizza 401(k) Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31 2008	December 31 2007
Assets - Participant-directed investments		
Investments in mutual funds:		
Fidelity Puritan Fund	$ 5,097,920	$ 7,535,934
Fidelity Diversified International Fund	7,080,168	14,595,312
Fidelity Spartan U.S. Equity Index Fund	4,225,557	7,537,580
Growth Fund of America	15,174,182	27,937,310
Dreyfus Mid-Cap Index Fund	2,428,364	4,014,508
Laudus Rosenberg U.S. Small Capitalization Fund	1,663,644	2,827,181
PIMCO Total Return Administration Fund	4,679,646	3,263,792
Van Kampen Comstock A	9,256,576	17,369,150
Total investments in mutual funds	49,606,057	85,080,767
Participant loans	4,154,846	4,193,786
Investments in common/collective trust - Fidelity Managed Income Portfolio Fund - Fair value	13,003,339	12,479,828
Investments in employer securities - Domino's Pizza Stock Fund	2,989,700	4,794,168
Total investments at fair value	69,753,942	106,548,549
Accrued Liabilities	(1,179)	(2,447)
Net Assets Reflecting All Investments at Fair Value	69,752,763	106,546,102
Adjustments from Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts	701,426	135,624
Net Assets Available for Plan Benefits	**$ 70,454,189**	**$ 106,681,726**

See Notes to Financial Statements.

Domino's Pizza 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2008

Additions	
Investment income:	
Interest and dividends	$ 2,604,222
Net realized and unrealized gains (losses) on investments in:	
Common/Collective trust fund	476,943
Mutual funds	(31,255,347)
Employer securities	(3,478,011)
Total investment losses	(31,652,193)
Contributions:	
Employee	6,686,421
Employer	3,362,704
Rollover	162,271
Total contributions	10,211,396
Total additions - Net	(21,440,797)
Deductions	
Participant withdrawals	(14,757,019)
Administrative expenses	(29,721)
Total deductions	(14,786,740)
Net Decrease in Net Assets Available for Plan Benefits	(36,227,537)
Net Assets Available for Plan Benefits - Beginning of year	106,681,726
Net Assets Available for Plan Benefits - End of year	**$ 70,454,189**

See Notes to Financial Statements.

Note 1 - Description of Plan

General - Domino's Pizza 401(k) Savings Plan (the "Plan") is a defined contribution plan for the benefit of certain employees of Domino's Pizza LLC and its subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a complete description of the Plan's provisions. Fidelity Management Trust Company (the "Trustee" and the "Plan Administrator") administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan's participants.

Eligibility - A person may become a participant in the Plan on the first day he or she meets the following requirements:

1. The person is employed by the Company or an affiliated company which has adopted the Plan for the person's job classifications and/or location.
2. The person has completed at least 1,000 hours of service.
3. The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for plan coverage of bargaining unit members.
4. The person has attained age 21.
5. The person is a citizen or resident of the United States.

Contributions - Eligible employees can make elective contributions up to 50 percent of eligible wages, as defined in the plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the "Code"). The Company provides a matching contribution in the amount of 100 percent of the first three percent of each employee's elective deferrals and 50 percent of the next two percent of each employee's elective deferrals. The Company's matching contribution is made in Domino's Pizza, Inc. common stock. The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Company during the years ended December 31, 2008 and 2007.

Vesting - Participants' contributions, the Company's matching contributions, and income earned are immediately fully vested. A participant is 100 percent vested in discretionary profit-sharing contributions after five years of continuous service.

Note 1 - Description of Plan (Continued)

Forfeitures - Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Any forfeited amounts may be used to reduce future Company contributions and administrative expenses. As of December 31, 2008 and 2007, the Plan had outstanding forfeitures of $89,296 and $31,951, respectively, available to reduce future Company contributions and administrative expenses.

Participant Accounts - Each participant's account is credited with the participant's voluntary contributions, the participant's specific fund earnings, an allocation of the Company's matching and discretionary contributions, and plan administrative expenses. Allocations are based on account balances or compensation, as defined in the plan agreement.

Investment Options - All contributions are invested by the Trustee as directed by the participant among any of the investment options offered by the Plan.

Payment of Plan Benefits - Payment of plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the plan year in which the participant attains age 70½ or (2) the participant terminates service with the Company. In-service participants may begin to make withdrawals at age 59½.

Plan benefits are distributed in the form of either a series of payments or a lump-sum payment as elected by the participant.

Participant Withdrawals - Participants may withdraw funds from their accounts if the Plan Administrator determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or for any reason after reaching age 59½.

Plan Termination - The Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination or suspension of Company contributions, all participant accounts become fully vested and are distributed to the participants in accordance with the plan agreement. The Company has not expressed any intent to terminate the Plan.

Loans to Participants - Participants may borrow funds from their account balance. A loan may not be less than $1,000 and may not exceed the lesser of 50 percent of the vested portion of the participant's total account balance or $50,000. The Plan Administrator establishes the terms of the loan agreement. Loans must be repaid within five years. Interest on loans, which ranges from 4.25 percent to 9.25 percent as of December 31, 2008, is included in interest/dividends income in the accompanying statement of changes in net assets available for plan benefits.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - Accounting records are maintained by the Trustee on a cash basis. All significant adjustments have been made to place the accompanying financial statements on the accrual basis of accounting.

The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, requires the statement of net assets available for plan benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation - The Plan's investments are stated at fair value, except for its common/collective trust fund investment, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common/collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of employer securities are valued based on quoted prices at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation and depreciation in the current value of investments, which consists of realized gains and losses and unrealized appreciation on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments - Benefits are recorded when paid.

Market Sensitivity - The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Plan Administrative Expenses - Expenses attributable to investments earmarked to a participant's account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3 - Tax Status

The Plan obtained its latest tax determination letter dated August 7, 2002, applicable for amendments adopted through February 14, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been subsequently amended and, in the opinion of the Plan Administrator, the amended Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Note 4 - Party-in-interest Transactions

The Company, the participants, and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds, a common/collective trust fund managed by the Trustee, as well as shares of the Company's common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Participant loans receivable also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions.

Note 5 - Differences Between Financial Statements and Form 5500

The differences between the amounts presented on pages 2 and 3 of these financial statements and the related Form 5500 filed with the Department of Labor are attributable to adjustments made by the Plan Administrator to adjust from fair value to contract value for fully benefit-responsive investment contracts on the statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per financial statements	$ 70,454,189	$106,681,726
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	(701,426)	(135,624)
Net assets available for plan benefits per Form 5500	$ 69,752,763	$106,546,102

The following is a reconciliation of investment losses per the financial statements for the year ended December 31, 2008 to Form 5500:

Total investment losses per financial statements	$ (31,652,193)
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	(565,802)
Total investment losses per Form 5500	$ (32,217,995)

Note 6 - Fair Value

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan's financial statements.

SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair value determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Disclosures concerning assets measured at fair value at December 31, 2008 are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets:				
Common/Collective trust fund	$ -	$ 13,003,339	$ -	$ 13,003,339
Mutual funds	49,606,057	-	-	49,606,057
Employer securities	2,989,700	-	-	2,989,700
Participant loans	-	-	4,154,846	4,154,846
Total assets at fair value	$ 52,595,757	$ 13,003,339	$ 4,154,846	$ 69,753,942

Note 6 - Fair Value (Continued)

The following table sets forth a summary of the changes in the fair value of the Plan's Level 3 investment assets for the year ended December 31, 2008:

	Participant Loans
Balance at December 31, 2007	$ 4,193,786
Loan payments and issuances - Net	(38,940)
Balance at December 31, 2008	$ 4,154,846

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-3495003, Plan No. 004
December 31, 2008

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Mutual funds:		
Fidelity Investments*	Fidelity Puritan Fund	**	$ 5,097,920
Fidelity Investments*	Fidelity Diversified International Fund	**	7,080,168
Fidelity Investments*	Fidelity Spartan U.S. Equity Index Fund	**	4,225,557
PIMCO Funds	PIMCO Total Return Administration Fund	**	4,679,646
Dreyfus Funds	Dreyfus Mid-Cap Index Fund	**	2,428,364
American Funds	Growth Fund of America	**	15,174,182
Laudus Funds	Laudus Rosenberg U.S. Small Capitalization Fu	**	1,663,644
Van Kampen Funds	Van Kampen Comstock A	**	9,256,576
Fidelity Investments*	Common/Collective trust - Fidelity Managed Income Portfolio Fund	**	13,003,339
Fidelity Investments*	Employer securities - Domino's Pizza Stock Fund	**	2,989,700
Participant loans*	Interest rates ranging from 4.25 percent to 9.25 percent	**	4,154,846
	Total investments		$ 69,753,942

* Party-in-interest
** Historical cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Domino's Pizza 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO'S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 25, 2009

Wendy A. Beck
Chief Financial Officer
Domino's Pizza, Inc.

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (Nos. 333-118486, 333-121830, and 333-121923) on Form S-8 of our report dated June 11, 2009 appearing in the Annual Report on Form 11-K of Domino's Pizza 401(k) Savings Plan for the year ended December 31, 2008.

Plante & Moran, PLLC

Ann Arbor, Michigan
June 24, 2009